Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

PriceSmart, Inc. (“PriceSmart” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $0.0001 per share (the “Common Stock”).

The following description of our Common Stock is a summary of certain key terms and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, as amended to date (the “Certificate of Incorporation”), and our Second Amended and Restated Bylaws (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part.

General

Under our Certificate of Incorporation, PriceSmart is authorized to issue up to 45,000,000 shares of our Common Stock and up to 2,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). The outstanding shares of our Common Stock are fully paid and non-assessable.

Description of Common Stock

No Preemptive, Redemption or Conversion Rights

Our Common Stock is not redeemable, is not subject to sinking fund provisions, does not have any conversion rights and is not subject to call. Holders of shares of Common Stock do not have preemptive rights to acquire newly issued shares.

Voting Rights

We have one class of stock outstanding, our Common Stock, all holders of which have one vote per share in all elections of directors and on all other matters submitted to a vote of stockholders of PriceSmart. Except as otherwise provided by law, the holders of Common Stock vote as one class. Directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.  The shares of Common Stock do not have cumulative voting rights. As a result, subject to the voting rights, if any, of the holders of any shares of the Company’s Preferred Stock which may at the time be outstanding, the holders of Common Stock entitled to exercise more than 50% of the voting rights in an election of directors are able to elect 100% of the directors to be elected if they choose to do so. In such event, the holders of the remaining shares of Common Stock voting for the election of directors will not be able to elect any persons to the Board of Directors.  All other matters submitted to a vote of stockholders are decided by the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which a different vote is required by express provision of law, our Certificate of Incorporation or our Bylaws.

Dividend Rights

Subject to the rights of the holders of any series of Preferred Stock and other provisions of the Certificate of Incorporation, holders of Common Stock are entitled to receive equally, on a per share basis, dividends and other distributions in cash, securities or other property of the Company, if any, as and when declared by our Board of Directors from time to time out of assets or funds of the Company legally available therefor.

Liquidation, Dissolution or Similar Rights

Upon liquidation, dissolution or winding up of the affairs of PriceSmart, after payment of the Company’s debts and subject to the rights of the holders of shares of any series of Preferred Stock upon such dissolution, liquidation or winding up, the remaining net assets of the Company would be distributed among holders of shares of Common Stock equally on a per share basis.

Preferred Stock

Under our Certificate of Incorporation, without further stockholder action, our Board of Directors is authorized to provide for the issuance of all or any of the shares of Preferred Stock in one or more series, to establish the number of shares to be included in each such series, and to fix the voting powers (full, limited or no voting powers), designations, powers, preferences, and relative, participating, optional or other rights, if any, and any qualifications, limitations or restrictions thereof.  The rights of the holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that we may designate and issue in the future.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and Bylaws contain provisions that, in addition to being applicable in other contexts, could delay or discourage some transactions involving an actual or potential change in control of PriceSmart or its management.  For example, our Certificate of Incorporation and Bylaws contain certain anti-takeover provisions, which:

•	authorize the issuance of Preferred Stock as described above;
•	establish advance notice requirements for nominations for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and
•	provide that the Board of Directors is expressly authorized to alter or repeal our Bylaws.